UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 2, 2010

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Patni’s Form 20-F with US SEC

Patni Computer Systems Limited announces that it has filed its annual report on Form 20-F with the US Securities and Exchange Commission.  The Form 20-F is also available under ‘SEC Filings’ on the company website www.patni.com for viewing and download.

Any shareholder, who would like to receive a hard copy of the company’s complete audited financial statements under US GAAP and/or the entire Form 20-F, may do so free of charge upon request to the Manager - Investor Relations at Gaurav.Gagarwal@patni.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: March 2, 2010	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary